November 16, 2012
Via E-mail
Karen Ubell
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:     Atlas Financial Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-l
Filed October 18, 2012
File No. 333-183276

Dear Ms. Ubell:

Atlas Financial Holdings, Inc. (the “Company”, “we”, “us” or “our”) is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 25, 2012 regarding our Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on October 18, 2012. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement. Four clean and four marked copies of this filing are being sent via FedEx to your attention.

As a preliminary note, please understand that many of the revisions that we have made to our Registration Statement are not substantive in nature. The only material changes to our Registration Statement reflect (i) disclosure of our shareholder meeting to be held on December 7, 2012 to approve a one-for-three reverse stock split and (ii) the definitive agreement that we entered into with Hendricks Holding Company, Inc. to acquire Camelot Services, Inc., a privately owned insurance holding company, and its sole subsidiary, Gateway Insurance Company.

Risk Factors, Page 8

“Because we have elected to defer compliance with new or revised accounting standards…” page 21

We note your response to our prior comment one and your disclosure on pages 21 and F-24 that you have elected to opt out of the extended transition period under Section 107(b) of the JOBS Act. However, in the subsequent risk factor on page 21, you disclose that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please revise your disclosure to correct this inconsistency and clearly indicate the company's election under this provision and the associated risks.

We have elected to opt-out of the extended transition period. The disclosure on our Registration Statement has been modified accordingly.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Adam Mimeles, Esq. or Matthew Bernstein, Esq., each at (212) 370-1300.

Sincerely,

/s/ Scott Wollney
Scott Wollney
President and Chief Executive Officer